SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under

Section 14(d)(4) of the Securities Exchange Act of 1934

LOGILITY, INC.

(Name of Subject Company)

LOGILITY, INC.

(Name of Persons Filing Statement)

COMMON STOCK

(Title of Class of Securities)

54140Y 10 3

(CUSIP Number of Common Stock)

Vincent C. Klinges

Chief Financial Officer

Logility, Inc.

470 East Paces Ferry Road, N.E.

Atlanta, GA 30305 (404) 264-5477

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of the Persons Filing Statement)

With a copy to:

Lizanne Thomas

Jones Day

1420 Peachtree Street, N.E.

Suite 800

Atlanta, GA 30309

(404) 581-8411

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

FOR IMMEDIATE RELEASE

Financial Information Press Contact:

Vincent C. Klinges

Chief Financial Officer

Logility, Inc.

(404) 264-5477

Logility Comments on Proposed

American Software Tender Offer

ATLANTA (March 27, 2009) In response to the announcement on Wednesday, March 18, 2009, by American Software, Inc. (NASDAQ: AMSWA) that it plans to commence a cash tender offer for all outstanding Logility, Inc. (NASDAQ: LGTY) shares not already owned by American Software, Logility announced today that American Software’s offer will be considered by a special committee comprised solely of its independent directors (the “Special Committee”).

The Special Committee has retained Jones Day as its legal counsel and has appointed VRA Partners, LLC as its independent financial advisor, to assist the Special Committee in evaluating the proposed tender offer.

American Software’s proposal to commence a tender offer was not made pursuant to any agreement with Logility. If American Software does commence a tender offer, then the Special Committee will, within ten business days following such commencement, advise shareholders of its position regarding the offer and the reasons for such position. Logility shareholders are advised to take no action with respect to the proposed tender offer until they have been advised of the Special Committee’s position.

About Logility

With more than 1,250 customers worldwide, Logility is a leading provider of collaborative supply chain planning solutions that help small, medium, large and Fortune 1000 companies realize substantial bottom-line results in record time. Logility Voyager Solutions feature performance monitoring capabilities in a single Internet-based framework and provide supply chain visibility; demand, inventory and replenishment planning; sales and operations planning; supply and global sourcing optimization; transportation planning and execution; and warehouse management. Demand Solutions provide forecasting, demand planning and point-of-sale

—more—

analysis for maximizing profits in manufacturing, distribution and retail operations. Logility customers include Arch Chemicals, Avery Dennison Corporation, BP (British Petroleum), Hyundai Motor America, Leviton Manufacturing Company, McCain Foods, Pernod Ricard, Remington Products Company, Sigma Aldrich. and VF Corporation. For more information about Logility, call 1-800-762-5207 or visit www.logility.com.

Forward-Looking Statements

This press release contains forward-looking statements. These statements are based on current expectations and projections about future events. Actions taken by American Software with respect to its proposed tender offer, as well as other matters, may cause actual events to differ from those described. For further information about risks Logility could experience as well as other information, please refer to Logility’s Form 10-K for the year ended April 30, 2008 and other reports and documents subsequently filed with the Securities and Exchange Commission.

Logility is a registered trademark and Logility Voyager Solutions is a trademark of Logility. Demand Solutions is a registered trademark of Demand Management, Inc., a wholly-owned subsidiary of Logility, Inc. Other products mentioned in this document are registered, trademarked or service marked by their respective owners

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